SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Harris (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 Shelton CT 06484
(Address) (City) (State) (Zip Code)

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

12012185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2013

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statements of Financial Condition

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Years Ended December 31, 2011 and 2010

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Statements of Financial Condition

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2011 and 2010

SOURCE CAPITAL GROUP, INC.

Years Ended December 31, 2011 and 2010

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Source Capital Group, Inc. as of December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Source Capital Group, Inc. as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Shelton, Connecticut
February 22, 2012

Dworken, Hillman, LaMorte & Sterczala, P.C.

SOURCE CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 567,436**	$ 593,219
Receivables from clearing brokers (Note 10)	**382,496**	334,996
Deposits with clearing organizations	**253,257**	253,257
Securities owned (Note 4)	**41,354**	58,842
Notes receivable (Note 5)		100,000
Prepaid expenses and other current assets (Note 2)	**334,619**	441,928
Total current assets	**1,579,162**	1,782,242
Property and equipment (Note 3)	**52,261**	
Security deposits	**48,843**	48,843
Other	**20,111**	20,088
Total Assets	**$1,700,377**	$1,851,173
Liabilities and Shareholder's Equity		
Current liabilities:		
Current portion of long-term debt (Note 6)	**$ 17,379**	
Accounts payable and accrued expenses (Note 9)	**1,043,121**	$1,025,501
Current portion of liability subordinated to claims of general creditors (Note 7)	**35,000**	35,000
Total current liabilities	**1,095,500**	1,060,501
Long-term debt, net of current portion (Note 6)	**34,191**	
Liability subordinated to claims of general creditors, net of current portion (Note 7)	**70,000**	105,000
Total Liabilities	**1,199,691**	1,165,501
Commitments and contingencies (Note 9)		
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid in capital	**1,691,306**	1,691,306
Deficit	**(1,190,720)**	(1,005,734)
Total Shareholder's Equity	**500,686**	685,672
Total Liabilities and Shareholder's Equity	**$1,700,377**	$1,851,173

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

The Company is also licensed by the State of Connecticut as a mortgage broker. In this capacity, the Company refers mortgage loan applicants to lending institutions for a fee.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2011 and 2010, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2011 and 2010, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at fair value.

Estimated fair value is based on the criteria outlined in Financial Accounting Standards Board Accounting Standard Codification No. 820 (ASC 820) "Fair Value Measurements and Disclosures". ASC 820 established a "three-tier" valuation hierarchy to prioritize the assumptions used in valuation techniques to measure fair value. The three levels of fair value hierarchy under ASC 820 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Securities transactions (continued):

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

Investment advisory:

Investment advisory revenue is recognized in the period in which the service is performed.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal and state tax purposes. The Company is subject to corporate income taxes in certain states.

2. **Related party transactions:**

Included in prepaid expenses and other current assets is $338,100 and $347,800 of advances to employees and brokers at December 31, 2011 and 2010, respectively. As of December 31, 2011, an allowance of approximately $97,000 has been established against these advances.

3. **Property and equipment:**

	December 31,	
	2011	**2010**
Office and computer equipment	**$105,955**	$48,711
Leasehold improvements	**5,835**	5,835
	111,790	54,546
Less accumulated depreciation	**59,529**	54,546
	$ 52,261	$ 0

Office and computer equipment includes $56,000 of computer equipment acquired under capital leases at December 31, 2011. Accumulated depreciation on the equipment is $3,733 at December 31, 2011. See Note 6.

4. **Securities owned:**

Securities owned consist of equity securities of corporate issues. Securities that are marketable are carried at fair value using quoted prices in active markets for identical assets (Level 1).

Securities owned at December 31 are as follows:

	2011	2010
Marketable (Level 1)	$41,354	$58,842

5. **Notes receivable:**

Notes receivable reflect four $25,000 advances with interest at a rate of 14%. The notes are due on demand and are unsecured. As of December 31, 2011, an allowance has been established against these advances.

6. **Long-term debt:**

	December 31, 2011
Capital lease obligations, due in aggregate monthly installments of $1,749, including interest at 8%, through October 2014. The obligations are collateralized by the underlying equipment.	$51,570
Less current portion	17,379
	$34,191

Principal payments of long-term debt as of December 31, 2011 are as follows:

Year Ending December 31:	
2012	$17,379
2013	18,869
2014	15,322
	$51,570

7. Liability subordinated to claims of general creditors:

	December 31, 2011	December 31, 2010
Liability subordinated to claims of general creditors consists of a non-interest bearing $175,000 collateralized secured demand note agreement, which has been advanced by First Clearing, LLC. The note calls for five annual principal payments of $35,000 payable April 30, 2010 through April 30, 2014. The subordinated liability has been advanced under an agreement pursuant to rules and regulations of FINRA and has been approved by FINRA.	**$105,000**	$140,000
Less current portion	**35,000**	35,000
	$ 70,000	$105,000

Future principal payments of liability subordinated to claims of general creditors as of December 31, 2011 are as follows:

Year ending December 31,	
2012	$ 35,000
2013	35,000
2014	35,000
	$105,000

8. Employee benefits:

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $11,100 and $11,500 in 2011 and 2010, respectively.

9. **Commitments and contingencies:**

Leases:

The Company leases certain office equipment and office space under noncancellable operating leases expiring at various dates through August 2017. The office leases contain escalation clauses.

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2012	$ 490,800
2013	499,600
2014	508,800
2015	453,400
2016	415,600
Thereafter	281,000
	$2,649,200

Rent expense was $381,100 and $362,200 in 2011 and 2010, respectively. Rent expense is reported net of $112,100 and $111,700 of reimbursements from various representatives in 2011 and 2010, respectively.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

Clearing agreement:

The Company has a clearing agreement with First Clearing, LLC through February 2014. In connection with the agreement in 2008 and amendments in 2009, the Company received $175,000 and $200,000 in incentive bonuses, respectively in 2009 and 2008, which are being recognized monthly over the contract term as a reduction to transaction fees. Included in accrued expenses is $115,800 and $190,800 of unearned incentive bonuses at December 31, 2011 and 2010, respectively. The agreement, as amended in 2011, requires the Company to pay an early termination fee of $55,000 if it were to cancel the agreement prior to December 31, 2012.

10. Concentrations:

Approximately 50% in 2011 and 42% in 2010 of investment banking revenue was earned from one investment banking client. The Company had outstanding accounts receivable from this client of approximately $70,800 at December 31, 2011.

11. Supplemental disclosure of cash flow information:

	2011	2010
Cash paid for interest	**$2,241**	$1,614

Supplemental disclosure of non-cash investing and financing activities:

During 2011, the Company acquired computer equipment of approximately $56,000 financed by capital lease obligations.

12. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

13. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $125,933 and $184,899, which exceeded the minimum requirement by $25,933 and $84,899, respectively. The Company's net capital ratio was 8.69 to 1 at December 31, 2011 and 5.55 to 1 at December 31, 2010.

14. Subsequent events:

Management has evaluated subsequent events through February 22, 2012, the date which the financial statements were available for issue.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Source Capital Group, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2012
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.